Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TARGET ARM INC.
12 FISHER LN
RIDGEFIELD, CT 06877
https://www.targetarm.com

Up to $1,234,919.60 in Common Stock at $40.10
Minimum Target Amount: $14,997.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: TARGET ARM INC.
Address: 12 FISHER LN, RIDGEFIELD, CT 06877
State of Incorporation: DE
Date Incorporated: April 18, 2017

Terms:

Equity

Offering Minimum: $14,997.40 | 374 shares of Common Stock
Offering Maximum: $1,234,919.60 | 30,796 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $40.10
Minimum Investment Amount (per investor): $481.20

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Perks*

Time-Based Perks

Early Bronze — Invest $1,000+ within the first week and receive 10% bonus shares

Early Silver — Invest $2,500+ within the first week and receive 15% bonus shares

Early Gold — Invest $5,000+ within the first week and receive 20% bonus shares

Early Platinum — Invest $10,000+ within the first week and receive 25% bonus shares

Early Diamond — Invest $25,000+ within the first week and receive 50% bonus shares

Flash 1 — Invest $1,000+ Days 45-52 and receive 10% bonus shares

Flash 2 — Invest $2,500+ Days 45-52 and receive 15% bonus shares

Flash 3 — Invest $5,000+ Days 45-52 and receive 20% bonus shares

Flash 4 — Invest $10,000+ Days 45-52 and receive 25% bonus shares

Flash 5 — Invest $25,000+ Days 45-52 and receive 50% bonus shares

Volume-Based Perks**

Hope: $1,000+ - Commemorate your investment by having your name included on an "Investor Thank You" Page on our Website

Dream: $5,000+ - Receive 5% Bonus Shares + a 1-hour group Ask Me Anything (AMA) teleconference with our Executive Leadership Team + include your name on our website

Impact: $10,000+ Receive 7% Bonus Shares + a Personal 30-minute Zoom Meeting with our Executive Leadership Team + include your name on our website

Empower: $25,000+ Receive 10% Bonus Shares + 1-hour group video demonstration of Tular with First Person POV View + a Personal 30-minute Zoom Meeting with our Executive Leadership Team + include your name on our website

Inspire: $50,000+ Receive 15% Bonus Shares + Ride Along In-Person or Remotely Control the Tular Drone + Personal Hour long Zoom Meeting with Executive Leadership + include your name on our website

Innovate: $100,000+ Receive 25% Bonus Shares + Have your name engraved on the Tular Drone + Ride along In-Person or Remotely Control the Tular Drone + Personal Hour long Zoom Meeting with Executive Leadership + include your name on our website

Loyalty Perk

As you are a previous investor or an employee of the company or a friend or family in Target Arm Inc., you are eligible for additional bonus shares.

Reservations Perk

As a reservations holder you are eligible for 5% bonus shares

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

** Non-Share Benefits: Please note the following regarding the non-share perks offered:

- Travel and Related Expenses: All travel and related expenses are the responsibility of the participant and must be completed within 90 days following the conclusion of the offering.

- Website Acknowledgment (Investor Thank You Page): With your consent, your acknowledgment on the company's Thank You page will adhere to the site's content policy and may be adjusted or timed according to the company's discretion to ensure consistency with website updates or redesigns.

- Video Teleconferences: Your participation in video teleconferences with our executives and engineering team will be organized based on their availability and may be subject to rescheduling. We are committed to making reasonable efforts to accommodate your schedule, however, we cannot promise specific dates or times in advance.

- Private Demos and Flight Testing: Opportunities for private demonstrations and ride-along flight tests will be coordinated with the company's operational schedule. Participants will need to adhere to specific safety guidelines. Please be aware that these location-specific experiences do not cover travel or lodging expenses, which participants must arrange and finance independently.

The 10% StartEngine Owners' Bonus

Target Arm Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $40.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $4,010. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, Loyalty Perk, and Reservations Perk in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Target Arm Inc. ("Target Arm" or the "Company"), established in 2020, is a robotics hardware and software company based in Delaware, with a wholly-owned subsidiary, TA Properties New Milford LLC, in Connecticut. This subsidiary serves as the proprietor of the property acquired in 2022. Our cutting-edge 6,500 ft2 R&D facility in New Milford serves as the epicenter of innovation and rapid prototyping for their flagship product, Tular.

Tular is a revolutionary device enabling the autonomous launch and recovery of drones from moving vehicles, targeting both commercial and military applications. With seven AFWERX Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) contracts, Target Arm has advanced Tular from concept to real-world applications, positioning itself as a leader in autonomous drone technology.

Intellectual Property

Target Arm Inc. holds intellectual property, including patents and proprietary technology, crucial for its pioneering solutions in autonomous drone launch and recovery. Target Arm Inc. holds patents related to autonomous drone launch and recovery technology, covering aspects such as system design, control algorithms, and integration with moving vehicles.

Jeffrey McChesney, CEO and Founder of Target Arm, assigned his three patents solely to the company. The three issued and granted United States Patent and Trademark Office (USPTO) patents are:

US 9650156: Pin Array Chamber Systems and Methods for Releasing and Capturing Moving Objects

US 10077095: Pin Array Chamber Systems and Methods for Releasing and Capturing a Moving Object – Maritime

US 10457419: Pin Array Chamber Systems and Methods for Releasing and Capturing a Moving Object – Space.

In addition to the assignment of patents, Target Arm has filed and has received USPTO-granted trademarks for "Target Arm" and for one of its commercial products, "Tular."

Target Arm Inc. was initially organized as Target Arm LLC, a Connecticut limited liability company on April 18, 2017, and converted to a Delaware corporation on January 23, 2020.

Competitors and Industry

Competitors

We believe Target Arm sets itself apart with its patented Tular device, enabling autonomous launch and recovery of drones from any moving vehicle, at all speeds, and even in windy conditions. Unlike competitors, Target Arm's technology is vehicle-agnostic and drone-agnostic and offers unmatched versatility and reliability. Additionally, Target Arm's focus on rapid innovation and strategic partnerships with industry leaders positions it as a leader in the autonomous drone technology sector.

Concerning military competition, Lead system integrators (LSIs), such as Boeing and Lockheed Martin, possess both aircraft and drone design prowess to attempt to compete with Target Arm. The company's novel and patented Tular solution is a key differentiator for horizontal launch and recovery on-the-move, not to mention Target Arm's speed and nimbleness to innovate, thanks to its size and aggressive innovation approach. In addition, another competitor called Kratos worked with the Defense Advanced Projects Agency (DARPA) for a proprietary C-130 concept with drones called Gremlins, but had only one successful drone recovery since 2014 on the last day of the program. Tular has been capturing drones routinely since version 1 in early 2018. We believe Kratos' solution has a narrow military market, even if adopted, whereas Tular has a much larger market potential across domains and industries. An additional competitor is Planck Aerospace, now owned by Aerovironment, but their vertical landing solution is encumbered with the same aerodynamic issues as all previous vertical technologies with wind/airspeed upon landing and has limited on-the-move speed capability. Lastly, all "drone-in-a-box" solutions and tethered drone solutions are fighting for the static location use cases, but to Target Arm's knowledge, no one but Target Arm can do both static and moving solutions with the same device while being drone agnostic and universal.

Concerning commercial competition, very large corporations (Google, Amazon, UPS, etc.) have ongoing package delivery research and development projects with drones. The predominant solution they all have is using proprietary drones from static launch and recovery locations. We believe no other commercial solution is designed to be vehicle-agnostic, drone-agnostic, nor operating from any vehicle/vessel operating at all speeds. The key differentiator is Target Arm patented technology that enables the drones to fly in smooth air horizontally and avoid getting close to the capturing vehicle/vessel. The result is swift and assured release and capture of drones without encountering boundary layer turbulence and control problems that have plagued similar attempts for over 100 years of aviation. Drone competition is also being developed in virtually all other major industries for Target Arm (oil and gas, windfarms, agriculture, humanitarian and disaster relief, first responders and many more). The same aerodynamic restriction applies to these industries as it does to package delivery, and the same types of proprietary drones are being developed for static launch and recovery. We believe Target Arm's 3 patents provide the key differentiators (being drone-agnostic and operating at all speeds) that will enable more business models across national airspaces across the globe.

Target Arm's vision is to connect the world in motion - and enable physical goods and services to be launched and recovered

from all modes of transportation while they are moving. This vision encompasses in the air, in the water, and in space. We believe no other technology exists today that is designed to operate drones seamlessly in all three mediums.

Industry

Target Arm is strategically focused on defense needs, the automotive industry, and the projected $25.3 billion autonomous last-mile delivery market, aiming to target the combined $30 billion+ Service Addressable Market (SAM) across commercial and military applications

https://www.researchandmarkets.com/reports/5311262/global-drone-package-delivery-market-by

https://www.researchandmarkets.com/reports/5533465/global-autonomous-last-mile-delivery-market-by

Current Stage and Roadmap

Current Traction

Target Arm is currently at the Seed 2 stage, pre-Revenue, with achievements including securing over $3.5 million in R&D contracts and establishing strategic partnerships with industry leaders. The company has advanced its flagship product, Tular, from Technology Readiness Level (TRL)-1 to TRL-7 for various military applications, which we believe positions itself as a leader in autonomous drone launch and recovery technology.

Future Roadmap

In the near term, Target Arm aims to commence Revenue Operations pending acceptance of a $200,000 proposal to Hyundai Advanced Technical Center Inc. (HATCI) for the purchase of a production Tular v3.5. The company plans to sell 20 Tular devices in 2024, double its workforce to 20 full-time engineers and sales team members, and continue innovating with R&D efforts. Furthermore, Target Arm anticipates a Series A capital raise of $5M+ in late 2024 to focus on contract manufacturing, hiring, tooling, and facilities, paving the way for further growth and expansion in the years to come.

The Team

Officers and Directors

Name: Jeffrey A. McChesney

Jeffrey A. McChesney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman, CEO and Founder
  Dates of Service: January, 2020 - Present
  Responsibilities: Principal Executive and Decision Maker as CEO

Other business experience in the past three years:

- Employer: Gladiator Therapeutics LLC
  Title: Advisor, Board of Advisors
  Dates of Service: August, 2020 - Present
  Responsibilities: Advisor

Other business experience in the past three years:

- Employer: Meriki Capital Inc.
  Title: President and Secretary
  Dates of Service: May, 2020 - Present
  Responsibilities: Manage the holding company

Other business experience in the past three years:

- Employer: MJM Creations LLC
  Title: Managing Member
  Dates of Service: July, 2022 - Present
  Responsibilities: Manage the holding company to commercialize my deceased son's Artwork.

Other business experience in the past three years:

- Employer: TA Properties New Milford, LLC
  Title: Managing Member
  Dates of Service: December, 2022 - Present
  Responsibilities: Holding company for Owned Property to rent to Target Arm Inc.

Name: Ryan P Bigham

Ryan P Bigham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: SVP/Lead Engineer & Co-Founder
  Dates of Service: January, 2020 - Present
  Responsibilities: Bigham's role includes leading and assembling a team to design and develop our flagship product; offering technical support and guidance whenever necessary to ensure the successful achievement of our company's objectives. Annual Salary: $168,900 Equity: 24% of salary.

Other business experience in the past three years:

- Employer: 101 Milwaukee Avenue LLC
  Title: Member
  Dates of Service: December, 2015 - Present
  Responsibilities: This is the real estate holding company that a single rental property is held in. I am the sole owner and manage the property.

Other business experience in the past three years:

- Employer: High Street 6 LLC
  Title: Member
  Dates of Service: November, 2019 - Present
  Responsibilities: This is a real estate holding company that holds a single rental property. I am the principal investor in this company but do not manage the day to day operations.

Other business experience in the past three years:

- Employer: Silver Brook Mill LLC
  Title: Member
  Dates of Service: December, 2023 - Present
  Responsibilities: This is a real estate holding company that holds a single commercial building. I am a minority investor in the property and do not have a day-to-day roll.

Name: Eric David Achtmann

Eric David Achtmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member & Director
  Dates of Service: January, 2021 - Present
  Responsibilities: Outside Director & Board Member (non-executive). No Salary; Equity: 1.27%

Other business experience in the past three years:

- Employer: Relief international Alliance (501c3 international NGO)
  Title: Vice Chairman
  Dates of Service: September, 2023 - Present
  Responsibilities: Non-Executive Director in USA, GBR, FRA, and BEL

Other business experience in the past three years:

- Employer: Celdara Medical
  Title: Non-Executive Director, Member Audit Committee

Dates of Service: January, 2009 - Present
Responsibilities: See above

Other business experience in the past three years:

- Employer: Yewmaker Ltd.
  Title: Founding Non-Executive Director
  Dates of Service: July, 2021 - Present
  Responsibilities: See above

Other business experience in the past three years:

- Employer: Arowana Capital
  Title: Member Board of Advisors
  Dates of Service: December, 2020 - Present
  Responsibilities: See above

Other business experience in the past three years:

- Employer: VivoPower PLC
  Title: Member, Board of Advisors
  Dates of Service: January, 2020 - Present
  Responsibilities: See above

Other business experience in the past three years:

- Employer: Aclys Bio Corp. (Formerly Javelin Oncology)
  Title: Non-Executive Director
  Dates of Service: January, 2019 - Present
  Responsibilities: see above

Other business experience in the past three years:

- Employer: VeriTX Inc.
  Title: Non-Executive Director
  Dates of Service: July, 2020 - March, 2023
  Responsibilities: see above

Other business experience in the past three years:

- Employer: Meggitt PLC
  Title: Founding Member, Technology Advisory Board
  Dates of Service: March, 2018 - September, 2021
  Responsibilities: See above

Other business experience in the past three years:

- Employer: Global Capital X
  Title: Founder & Managing Director
  Dates of Service: January, 2007 - Present
  Responsibilities: Independent advisory for corporate finance, investment, M&A, restructuring, strategy, innovation and product development.

Name: Douglas Andrew Neugold

Douglas Andrew Neugold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2021 - Present

Responsibilities: Neugold provides strategic, operational, and tactical feedback and support. Neugold receives no salary; Equity: Grants as and when determined.

Other business experience in the past three years:

- Employer: Univercells SA, Belgium.
  Title: Chairman of The Board
  Dates of Service: July, 2016 - Present
  Responsibilities: Inputs on all major issues, strategic, financial tactical, and operational. Serve on committees.

Other business experience in the past three years:

- Employer: Rebion, Boston MA
  Title: Director, Investor
  Dates of Service: November, 2019 - Present
  Responsibilities: Provide guidance in all areas.

Other business experience in the past three years:

- Employer: Definitive Biotechnologies
  Title: Director, Investor
  Dates of Service: April, 2021 - Present
  Responsibilities: Inputs in all areas as needed. Help raise capital as needed

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been

reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes

to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value,

competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors.

Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory Changes
The drone and autonomous vehicle industries are subject to significant regulatory oversight, which could change, imposing new compliance costs or limitations on Target Arm's operations, product development, and market entry strategies.

Certification and Safety Requirements
Target Arm's products, especially those aimed at the military and commercial transport sectors, must adhere to stringent safety and certification standards. Failure to meet these standards could delay product launches, increase costs, or limit market adoption.

Technological Adaptation and Innovation Risk
The autonomous drone and vehicle technology sector is rapidly evolving. Target Arm's future success is highly dependent on its ability to continually adapt and innovate in response to technological advancements and market demands. Failure to keep pace with new technologies or innovative competitors could render Target Arm's products less competitive or obsolete.

Intellectual Property Protection and Litigation Risk
While Target Arm holds patents for its technology, the risk of infringement by others, challenges to the validity of its patents, or the costly nature of intellectual property litigation could strain financial resources and divert management's attention from business operations.

Market Acceptance and Competition Risk
The commercial success of Target Arm's Tular device is not guaranteed. Market acceptance is influenced by factors such as cost, reliability, and existing alternatives. Intense competition from larger, more established companies, or emerging startups with innovative solutions, could impact market share and profitability.

Government Contracting and Funding Risk
A portion of Target Arm's revenue may come from government contracts, subject to the cyclical nature of government budgeting processes and shifting defense priorities. Loss of, or changes in, government funding and contracts could significantly affect revenue and strategic direction.

Cybersecurity and Data Privacy Risk
Target Arm operates in sectors where data security is paramount. A cybersecurity breach could compromise sensitive information, lead to significant legal and financial repercussions, and damage the company's reputation.

Manufacturing and Supply Chain Risk
Target Arm's ability to produce and deliver its Tular device depends on reliable manufacturing processes and supply chains. Disruptions, such as material shortages, labor disputes, or geopolitical tensions, could lead to delays, increased costs, or inability to meet demand.

Economic and Sector-Specific Market Conditions Risk
The autonomous drone and vehicle sector is susceptible to economic downturns and shifts in industry-specific demand. A decline in defense spending, changes in consumer preferences, or reduced investment in autonomous technologies could adversely affect Target Arm's business.

Product Liability and Safety Risk

Given the nature of Target Arm's products, there is a risk of liability for product defects, operational failures, or accidents resulting in property damage or personal injury. Such incidents could lead to significant legal liabilities and harm the company's reputation and financial standing.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeffrey A. McChesney	1,122,968	Common Stock	75.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 30,796 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,495,935 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The number of shares outstanding, 1,495,935 shares, includes 1,258,373 shares of Common Stock and 237,562 shares of outstanding options.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,200,000.00
  Number of Securities Sold: 57,508
  Use of proceeds: Sales and Marketing, Research and Development, Working Capital, Salaries
  Date: January 26, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Our revenue remained essentially equal across 2021 ($1,062,120) and 2022 ($950,178). Since the company has been developing its products through R&D during these years, access to US Government R&D contracts has been the predominant source of revenue. These contracts are highly competitive and run by the Small Business Administration (SBA) through various Cabinet Departments. Target Arm has an aggressive contract capture management effort to apply for these competitive contracts and was equally successful with new contracts and backlog contracts during both years. The primary factors affecting our future revenue will be twofold: the opening of the national airspace to beyond visual line of sight (BVLOS) drone operations (FAA authorities and rule-making); and the public acceptance of airborne drones to provide commercial goods and services at significantly greater rates than found today. We believe as the airspace opens up, the 49% CAGR that is projected by market studies will become a reality.

Costs of Sales & Expenses

We were pre-sales and the costs of sales were essentially zero. The large increase in Operating Expenses from 2021 ($663,455) to 2022 ($1,469,739) was almost entirely a management decision to initiate an aggressive R&D campaign to complete product design and testing for the emerging market expected at mid-decade (2024-2025). While Current Assets remained relatively flat for 2021 ($1,162,788) and 2022 ($1,151,129), the General and Administrative Expenses more than doubled from 2021 ($619,847) to 2022 ($1,378,846). This was driven by hiring more engineers with highly-sought after robotics, mechatronics, and autonomy skill sets. These are high-skilled, high-wage jobs. As a result, our expenses were significantly higher in 2022 as we expanded the engineering staff along with more R&D experimentation. The greatest cost at Target Arm is our human capital. Even so, Target Arm's personnel are extremely well-trained in Robotics, Autonomy, and AI/ML. These individuals are highly sought by leading edge companies and the competition for them is fierce. Consequently, their salaries will likely increase and potentially even their percentage of COGS will increase.

Again, being pre-sales last year, there have not been any direct changes in Gross Margins. The primary factor to consider for Gross Margins is the effect of raw and machined materials and electronics from overseas. Protective tariffs by the USA could have an oversized impact on the COGS and consequently Gross Margins.

The primary factor for increases in expenses is directly due to hiring highly skilled robotics and autonomy engineers. Increased hiring and increasing salaries are the predominant drivers of expenses in the company.

Historical results and cash flows:

As a highly innovative R&D company, we will continue to create new products and services that we believe will be valuable well into the future. As a result, we expect to maintain and potentially increase the level of DoD and commercial R&D contracts for innovation. Secondly, we now have four Minimally Viable Products that we are currently selling across both DoD and commercial customers. We believe these sales will equal and exceed R&D contract revenues in 2024 and then grow well beyond them in the out years as the drone industry expands rapidly. We project our market revenue will grow at the same rate as the 49% CAGR rate estimated for drone last-mile delivery.

While Covid was a major economic factor during 2021 and 2022, we believe Target Arm was well positioned with adequate cash, revenue, and investments. As a result, the company was able to grow during the period and double its Assets from 2021 ($1,176,372) to 2022 ($2,060,891), while also increasing its headcount and depth of engineering expertise. Headcount increased from 3 to 9 during this period.

One goal we have is to increase revenue by 5 fold to $3.5M by the end of 2024. We believe this will be achieved with commercial sales to both DoD and commercial operators of drones on-the-move.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2024, The Company currently has cash on hand of approximately $217,913.02, and a revolving $150,000 line of credit with Chase for a total amount available of $357,913.02. This line of credit currently has an outstanding balance of $0 and has never been used.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The first $1M in funds are critical for our operations today and then above $1M raised for growth and expansion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Without any further contracts, we estimate just less than 6 months runway available from current assets (cash on hand) and our 1 contract backlog of revenue of $83,000. This assumes not tapping our Line of Credit with Chase Bank. Almost all expenses are Salaries and General Admin Fixed Costs (mortgage, utilities, etc.). Target Arm has restricted independent R&D costs and is now only expensing for R&D that is under contract to DoD.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal of $1.235M, our operating timeframe will expand from 6 months to approximately 1.5 years without any expansion or independent R&D. With restarting independent R&D, that timeframe would reduce to 15 months. The remaining expenses would remain as is, unless we start expanding to meet market demands.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Target Arm is actively pursuing the automotive sector for both package delivery and recently direct-to-consumer solutions for SUV installations and the adventure-seeking audience. We believe these ongoing sales efforts will generate new revenue streams in late 2024. We also believe our recent selection by the Air Force to participate in developing a new autonomous air-air refueling mechanism will lead to additional R&D revenue in 2024.

Indebtedness

- Creditor: Savings Bank of Danbury - Commercial Mortage Variable Rate
  Amount Owed: $700,000.00
  Interest Rate: 5.95%
  Maturity Date: January 31, 2048

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $59,986,993.50

Valuation Details:

The valuation of Target Arm Inc. at $59,986,993.50 is substantiated by the below key factors. First, we believe the company's progress since its previous Regulation D offering at a $40M pre-money valuation in March 2022 underscores its rapid growth trajectory. We raised approximately $700,000 from six (6) separate transactions at that valuation. Notable achievements include successful Proof of Concept demonstrations with Hyundai in Seoul, South Korea, and Detroit, Michigan, showcasing the efficacy of its flagship product, Tular v3.5.

Additionally, Target Arm has expanded its team, completed multiple Air Force and Space Force SBIR contracts, and developed innovative new products like the Sensor Fusion Engine and MAESTRO mission integrator. These milestones demonstrate the Company's ability to execute its strategic vision and capitalize on emerging opportunities in the drone industry. Furthermore, with the impending opening of airspace in the USA for commercial drone use cases, Target Arm is poised to experience explosive growth, further validating its valuation.

Current Traction

In March 2022, nearly two years ago, the Company conducted a Regulation D offering with a pre-money valuation of $40 million, at which time the share price was set at $27.52. During this offering, Target Arm successfully raised $700,000 swiftly at that valuation.

Significant progress since:

- Hyundai Proof of Concept (POC) to Seoul South Korea, and built prototype device Tular v3.1

- Expanded team to 11 with a focus on robotics and software engineers

- Completed two Air Force SBIR Phase 2s with significant technologies matured and folded into designs

- Completed one Space Force SBIR Phase 1 for Active Debris Removal in Space

- Developed a new product, a universal Sensor Fusion Engine (SFE)

- Developed a new product, MAESTRO, a mission integrator for 1toN Tulars with 1toN Drones

- Developed an integrated Infotainment System for Hyundai POC

- Developed and demonstrated our commercial Tular v3.5 for Hyundai in December 2023 in Detroit (Purchase Order pending, expecting signature around launch date)

- Initial manufacturing design for low-lot production of Tular v3.6 for Hyundai

- Instituted Agile Development software design with consolidated revisions and releases

- Developed another new product yet to be unveiled to the public

- Moved to a 6500 SQFT lab for low-lot manufacturing

- Demonstrated fully autonomous launch and recovery for rotary wing drones and launch for fixed wing drones. Working on fixed-wing autonomous recovery now.

Industry

The United States airspace is poised to up to commercial drone use cases in 2024, forecasting a significant expansion at an estimated Compound Annual Growth Rate (CAGR) of approximately 50%. This projection has been supported by benchmarks that have been employed in the Total Cost of Ownership (TCO) modeling for package delivery trucks.

Comparable Companies

In addition to the above, comparable companies in our space are very difficult to obtain, since this is a nascent industry and most firms are privately held. There are no direct competitors that we are aware of for autonomous drone launch and recovery from any moving vehicle. As a Strategic partner in package delivery from static locations with Droneports, and at the same level of development with a similar business model as Target Arm, Valqari LLC, has a $75M pre-money valuation. Comparable data was gleaned from Stony Lonesome Group calculations, a venture capital firm. Valqari press releases and websites can provide similar business model information but from static locations for package delivery. Target Arm has a military valuation component that is not duplicated within Valqari's valuation to date, nor the ability to launch and recover drones in different mediums. While there are many drone companies, there are very few launch and recovery platform companies (Target Arm, Valqari and Planck). Unfortunately, we have been unable to ascertain the valuation of Planck as a private company.

ARK investment research is a major source of cost reduction assumptions for drone package delivery for the last mile delivery. Reductions of 95% are estimated independently from Target Arm, from $4-$5 down to $.25 per delivery. Our internal Total Cost of Ownership cost model estimates a 3x productivity improvement for a crewed package delivery truck with Tular and drones, and and 9x productivity improvement for an autonomous package delivery truck with Tular and drones (see ARK Investment)

Unique Aspects of Company

The Board of Directors approved the increased valuation from the previous FMV price, based on the significant progress made, as enumerated in Key Factors above, as well as the emerging potential market momentum toward national package delivery by drones. The FAA has already promulgated Remote ID regulations for Beyond Visual Line of Sight (BVLOS) and will institute that requirement in March 2024. The national airspace is beginning to open up, which will likely result in significant new business models and commerce using drones; thereby, increasing Target Arm's potential value.

Projections - Discounted Cash Flow (DCF)

Using a previous DCF Model with a Service Obtainable Market or $287M EBITDA by year 5 for commercial revenue operations, the new developments listed in Significant Progress above are estimated to have an even greater impact on the assumptions. After applying a very conservative discount rate of 80& to the Discounted Cash Flow (DCF) model, taking into account the prudent assessment of future cash flows and market conditions, the company's EBITDA Net Present Value (NPV) was $11,913,000. Then applying a very conservative EBITDA multiple of 5 for a high technology, we determined the enterprise valuation to be approximately $60 million. This valuation reflects a cautious approach to the company's projected earnings, market potential, and the inherent uncertainties in the rapidly evolving drone delivery sector.

In conclusion, we believe Target Arm Inc. stands at the forefront of the autonomous robotics industry, poised for growth and innovation. With a track record of technological advancement, strategic partnerships, and market validation, we believe the company has positioned itself as a leader in autonomous drone launch and recovery systems. The highly discounted valuation of $59,986,993.50 reflects not only the company's past achievements but also its future potential in a rapidly evolving market. As airspace regulations continue to evolve and commercial drone use cases expand, we believe Target Arm is well-positioned to capitalize on emerging opportunities, driving value for investors and stakeholders alike.

The number of shares outstanding, 1,495,935 shares, includes 1,258,373 shares of Common Stock and 237,562 shares of outstanding options.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,234,919.60, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- General and Administrative
  80.0%
  80% of the funds will be allocated towards staff salaries, including the recruitment of key engineering personnel and critical hires to support the company's growth trajectory.

- Research & Development
  10.0%
  10% of the funds will be dedicated to advancing our existing products and developing new innovations. Our R&D efforts will focus on enhancing the functionality and efficiency of our current offerings, as well as exploring new avenues for technological development.
- Sales and Marketing
  4.5%
  The remaining 10% of the funds will be allocated towards sales and marketing initiatives aimed at expanding our customer base and increasing market penetration. This includes bolstering our sales team, executing targeted marketing campaigns, and conducting frequent product demonstrations to showcase our solutions to both commercial and military clients.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.targetarm.com (www.targetarm.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/targetarm

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TARGET ARM INC.

[See attached]

TARGET ARM INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Target Arm Inc.
Ridgefield, Connecticut

We have reviewed the accompanying consolidated financial statements of Target Arm Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 22, 2024
Los Angeles, California

TARGET ARM INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	952,909	$	1,094,093
Accounts Receivable, net		150,000		5,995
Prepaids and Other Current Assets		48,220		62,700
Total Current Assets		**1,151,129**		**1,162,788**
Property and Equipment, net		906,512		10,284
Intangible Assets		630		681
Security Deposit		2,620		2,620
Total Assets	**$**	**2,060,891**	**$**	**1,176,372**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	20,548	$	11,342
Current Portion of Loans and Notes		11,479		-
Other Current Liabilities		-		1,040
Total Current Liabilities		**32,027**		**12,382**
Promissory Notes and Loans		688,521		-
Total Liabilities		**720,548**		**12,382**
STOCKHOLDERS EQUITY				
Common Stock		13		12
Additional Paid in Capital		1,807,267		1,110,084
Retained Earnings/(Accumulated Deficit)		(466,937)		53,895
Total Stockholders' Equity		**1,340,342**		**1,163,991**
Total Liabilities and Stockholders' Equity	**$**	**2,060,891**	**$**	**1,176,372**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 950,178	$ 1,062,120
Cost of Goods Sold	10,520	33,699
Gross Profit	939,658	1,028,421
Operating Expenses		
General and Administrative	1,378,846	619,847
Research and Development	85,037	37,410
Sales and Marketing	5,856	6,199
Total Operating Expenses	1,469,739	663,455
Operating Income/(Loss)	(530,081)	364,965
Interest Expense	-	-
Other Loss/(Income)	(9,249)	(44,737)
Income/(Loss) before provision for income taxes	(520,832)	409,702
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (520,832)**	**$ 409,702**

See accompanying notes to financial statements.

TARGET ARM INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	**1,188,079**	**$ 12**	**$ 456,378**	**$ (355,807)**	**$ 100,583**
Issuance of Stock	44,856	$ 0	**$ 653,139**		653,139
Share-Based Compensation			566		566
Net Income/(Loss)				409,702	409,702
Balance—December 31, 2021	**1,232,935**	**$ 12**	**$ 1,110,084**	**$ 53,895**	**$ 1,163,991**
Issuance of Stock	25,438	$ 0	696,860		696,861
Share-Based Compensation			323		323
Net Income/(Loss)				(520,832)	(520,832)
Balance—December 31, 2022	**1,258,373**	**$ 13**	**$ 1,807,267**	**$ (466,937)**	**$ 1,340,342**

See accompanying notes to financial statements.

TARGET ARM INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(520,832)	$	409,702
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		47,119		21,689
Amortization of Intangibles		2,301		1,305
Share-based Compensation		323		566
Changes in operating assets and liabilities:				
Accounts Receivable, net		(144,005)		14,005
Prepaids and Other Current Assets		14,480		(62,700)
Credit Cards		9,206		(7,841)
Other Current Liabilities		(1,040)		(16,461)
Net cash provided/(used) by operating activities		**(592,448)**		**360,266**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(943,347)		(11,859)
Purchases of Intangible Assets		(2,250)		(1,250)
Net cash provided/(used) in investing activities		**(945,597)**		**(13,109)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Common Stock		696,861		653,139
Borrowing on Promissory Notes and Loans		700,000		-
Net cash provided/(used) by financing activities		**1,396,861**		**653,139**
Change in Cash		(141,184)		1,000,297
Cash—beginning of year		1,094,093		93,796
Cash—end of year	**$**	**952,909**	**$**	**1,094,093**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Target Arm Inc. was incorporated on January 23, 2020 in the state of Delaware. The corporation possesses a fully-owned subsidiary known as TA Properties New Milford LLC, established on December 9, 2022, in the state of Connecticut. This subsidiary serves as the proprietor of the property acquired in 2022, a facility utilized by Target Arm Inc. The consolidated financial statements of Target Arm Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ridgefield, Connecticut.

Target Arm is a robotics hardware and software company that possesses a state-of-the-art 6,500 ft2 R&D facility in New Milford, CT, with fast prototyping and a rapid manufacturing process for low-lot rates. The team's core competencies are around innovation and R&D, while it currently outsources some production processes. The final goal is to design Tular products, retain the decision-making and revenue recognition. Tular is device that enables autonomous launch and recovery of both rotary and fixed wing drones with any moving vehicle. To retain those core competencies, Target Arm intends to outsource the production line to an American contract assembly line manufacturer who can scale up faster than Target Arm ever can and will possess Six Sigma/ISO processes upon an agreement. Target Arm has been awarded seven (7) AFWERX Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) R&D contracts that have progressed Tular from Technology Readiness Level (TRL)-1 to TRL-7 for DoD use-cases pertaining to nuclear convoy protection, C-17 Arsenal Aircraft drones, and all-terrain vehicles (ATV) enabling air-droppable uses for local intelligence, surveillance, and reconnaissance (ISR) coverage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $639,111 and $804,288, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Equipment	5-7 years
Freightliner Truck	5 years
Look STV Trailer	5 years
GMC Truck 2010	5 years
Hyundai Tucson SUV 2007	5 years
Leasehold Improvements	15 years
Computer Equipment	5 years
ATV	5 years
Property	39 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and trademarks.

Income Taxes

Target Arm Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its products (Tular, Sensor Fusion Engine (SFE) and Maestro mission control products).

Cost of sales

Costs of goods sold include the cost of freight, shipping, and subcontractors.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and December 31, 2021 amounted to $5,856 and $6,199, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business

operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 22, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid Expenses	$ 48,220	$ 62,700
Total Prepaids and Other Current Assets	**48,220**	**62,700**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Other Current Liabilities	$ -	$ 1,040
Total Other Current Liabilities	**$ -**	**$ 1,040**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Furniture and Equipment	$ 28,877	$ 28,877
Freightliner Truck	13,012	13,012
Look STV Trailer	3,334	3,334
GMC Truck 2010	10,000	10,000
Hyundai Tucson SUV 2007	3,500	3,500
Leasehold Improvements	1,550	1,550
Computer Equipment	37,599	2,997
ATV	8,800	-
Property	899,945	
Property and Equipment, at Cost	**1,006,617**	**63,270**
Accumulated Depreciation	(100,105)	(52,986)
Property and Equipment, Net	**$ 906,512**	**$ 10,284**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 was in the amount of $47,119 and $21,689 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,	2022	2021
Patents and Trademarks	$ 7,510	$ 5,260
Intangible Assets, at cost	**7,510**	**5,260**
Accumulated Amortization	(6,880)	(4,579)
Intangible Assets, Net	**$ 630**	**$ 681**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 was in the amount of $2,301 and $1,305 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ 630
2024	-
2025	-
2026	-
Thereafter	-
Total	**$ 630**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with par value of $0.00001. As of December 31, 2022, and December 31, 2021, 1,258,373 and 1,232,935 shares of common stock have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the “Plan”). The Company reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	110,516	$ 0.01	-
Granted	110,304		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	220,820	$ 0.01	8.61
Exercisable Options at December 31, 2021	154,865	$ 0.01	8.61
Granted	16,742	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	237,562	$ 0.01	7.62
Exercisable Options at December 31, 2022	201,300	$ 0.01	7.62

Stock option expenses for the years ended December 31, 2022, and December 31, 2021 was $323 and $566, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Savings Bank of Danbury - Commercial Mortgage Variable Rate Not	$ 700,000	5.95%	12/30/2022	01/31/2048	$ -	-	$ 11,479	$ 688,521	$ 700,000					
Total					$ -	$ -	$ 11,479	$ 688,521	$ 700,000	$ -	$ -	$ -	$ -	$ -

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 11,479
2024	13,255
2025	14,066
2026	14,926
2027	15,839
Thereafter	630,435
Total	**$ 700,000**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (154,680)	$ 20,738
Valuation Allowance	154,680	(20,738)
Net Provision for Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (230,231)	$ (75,551)
Valuation Allowance	230,231	75,551
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $807,830, and the Company had state net operating loss ("NOL") carryforwards of approximately $807,830. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through January 22, 2024 the date the consolidated financial statements were available to be issued.

In 2023, the Company

- completed two Air Force SBIR Phase 2s with significant technologies matured and folded into designs,
- completed one Space Force SBIR Phase 1 for Active Debris Removal in Space,
- developed a new product, a universal Sensor Fusion Engine (SFE),
- developed a new product, MAESTRO, a mission integrator for 1toN Tulars with 1toN Drones,
- developed an integrated Infotainment System for Hyundai POC
- developed and demonstrated commercial Tular v3.5 for Hyundai

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $530,081, an operating cash flow loss of $592,448 and liquid assets in cash of $952,909, which less than a year worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

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Drones On the Move

Target Arm, an autonomous robotics company introducing their first product to market with $5M+ in funding, specializes in hardware & software products for drone launch & recovery ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


DRONES ON THE MOVE
Autonomous Drone Launch &

$0 Raised

REASONS TO INVEST

- Tular is a unique device that enables autonomous Launch and Recovery of both rotary and fixed-winged drones from any moving vehicle - focused on the military, commercial use-cases & beyond – NO STOP NEEDED.

- Target Arm is targeting a total Serviceable Addressable Market (SAM) of $30B+, including the Drone Package Delivery Market (expected $5B by 2030) & the Autonomous Last-Mile Delivery Market (expected $25.3B by 2030).*

- Our team is comprised of aeronautical, mechanical, electrical, robotics, mechatronics and computer science engineers. Notable customers include Hyundai, U.S. Air Force, Space Force & the Army.

*Source / Source

Get Equity
$40.10 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$481.20	$59.99M

THE PITCH

Empowering Drones To Take Flight Anywhere, Anytime

Self-driving cars, artificial intelligence, drone delivery. All of this was hard for us to imagine, until it happened. What's next?

Wherever you are, wherever you're going, you can be connected to your deliveries; giving everyone the freedom to live their most fluid and connected lives on their terms, without the need for a physical address. That future is closer than you think. Target Arm is working on this solution today.

As a cutting-edge robotics and autonomy company, Target Arm specializes in hardware and software products, providing drone launch and recovery for commercial and military use. Founded by decorated Combat F-15 Air Force Pilot and Commander Jeffrey McChesney, Target Arm is a Service-Disabled Veteran-Owned Small Business (SDVOSB) with big ambitions. We're a small, agile team of engineers and veterans, driven by a shared passion to revolutionize the drone industry and change the way society and businesses operate simultaneously.



INTRODUCING TULAR
Tular is a device that enables launch and recovery for both rotary and fixed wing drones from any moving vehicle, autonomously, at all speeds.
Package Delivery
Arsenal SMET
C-17 Arsenal Aircraft
Air-Drop ATV
First Responders
Medium Uncrewed Surface Vessel
Windfarm
According to our research, Tular is one of the first of its kind to enable both military and commercial customers for use in all modes of transportation.

Target Arm is commercializing their flagship product, named Tular. Our patented technology allows drones to take off and land autonomously from any moving platform. We believe this opens up a world of possibilities, from enhancing military operations to revolutionizing package delivery, search and rescue, and beyond.

THE OPPORTUNITY

Capturing the Future With Target Arm

Tular is what we believe to be one of the first autonomous, on the move, launch and recovery platforms for drones built on patented technology. Imagine driving, taking the bus, or even flying in an airplane and your package could be delivered to you.

00:50

At Target Arm, we're drone and vehicle agnostic. Meaning, it doesn't matter what type of drone or kind of vehicle is used – Tular can launch and recover both rotary and fixed-wing drones autonomously from any moving vehicle at various vehicle speeds. According to our research, this versatility is nearly unmatched in the current market.


TULAR ENHANCES MILITARY DRONE OPERATIONS
Always on the move.
No stop needed.
STRATEGIC PARTNERS
AUTONODYNE
Valqari
GREENSIGHT
BIB TECHNOLOGIES
-BUSINESS-IN-A-BOX-
lynq
TEAL
SIC
DRONE

Commercially, our primary interest is in disrupting package delivery with Tular. We believe Tular can transform logistics, increase efficiency, and unlock faster, more cost-effective deliveries across a variety of industries such as Oil, Gas & Energy, Agriculture, offshore windfarms and more. In the military sector, our Tular platform can provide critical aerial support for military operations, enhancing surveillance, and can launch and recover many drones in rapid succession as a swarm if needed.

WHY?

Target Arm aims to change the world by connecting all mode of transportation with physical goods & services





HOW?

- Develop procedures/ processes designed for speed
- Conduct agile R&D as basis for product design
- Team of robotics-driven people with a drive for continuous improvement & seeking positive change

WHAT?

TULAR

- Drone Launch & Recovery Device
- Sensor Fusion Engine
- Drone Control Algorithms & Software
- Maestro Mission Control System


TARGETARM

AND WE'RE JUST GETTING STARTED!

THE MARKET & OUR TRACTION

A Multi-Billion Dollar Market Opportunity in Robotics & Autonomy

Target Arm is strategically focused on defense needs, the automotive industry, and the projected $25.3 billion autonomous last-mile delivery market, aiming to target the combined $30 billion+ Service Addressable Market (SAM) across commercial and military applications (Source | Source).


HUGE MARKET OPPORTUNITY
$25.3 Billion
Global Autonomous Last-Mile Delivery Market
$30 Billion+
Global Drone Package Delivery Market

**Source* / *Source*

The convergence of these trends makes the robotics and autonomy industry a vibrant and transformative space, offering the potential for Target Arm to deliver our innovation and positive impacts across various sectors.

Target Arm has secured $3.5 million in R&D contracts funded by the U.S. Air Force, Space Force, and Army. Additionally, we have 3 USPTO patents issued to secure our unique technology for air, maritime, and space environments – ensuring we remain a leader in autonomous drone launch and recovery.

In November of 2022, Target Arm was contracted for and then demonstrated a Proof of Concept (POC) to the leadership of Hyundai Motor Group in Seoul, South Korea. Subsequently, in December 2023, Target Arm demonstrated again, now with its new commercial product Tular v3.5, to Hyundai Americas leadership in Michigan. Strategic affiliates include Techstars, Endless Frontier Labs, Massrobotics, Newlab and CTNext. Target Arm is also a Service-Disabled, Veteran-Owned Small Business.


CONTRACTS AND FUNDING
7 contracts secured with the Department of Defense (DoD) – SBIR, and STTR contracts
Raised $5M+ through venture capital, including investments from defense industry-focused VC firms
The company has received grants from the U.S. Air Force, Space Force & Army, totaling over $3.5 million
Engaged in various collaborations with commercial entities such as Hyundai
3 USPTO patents issued – air, maritime, and space for differing environmental use cases
AWARDS
STARTUP OF THE YEAR SUMMIT 2020 TOP 100 SEMIFINALISTS
Startup of the Year Semifinalist (2020)
PEPPERDINE GRAZIADIO BUSINESS SCHOOL
Pepperdine's Most Fundable Company (2020)
WINNER THE EDDIES 2021
Winner – Robotics Massachusetts Innovation Network (2021)
ctnext
Entrepreneur Innovation Award (EIA) & Judges' Award (2019)

With seven (7) Department of Defense (DoD) contracts won through the Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) program, and a laser focus on commercial and military markets, we believe the future for Target Arm is sky high.

WHY INVEST

Join Us & Launch Into The Future With Target Arm


THE SKY IS NO LONGER THE LIMIT
Help us utilize our autonomous capabilities to provide solutions across multiple industries

Propelled by $3.5 million in government contracts and ongoing commercial discussions with global automotive and defense industry companies, Target Arm is ready to take hold of a $30 billion+ Serviceable Addressable Market.

We believe our leadership team's diverse backgrounds, military experience, industry knowledge, and track record of achievements, combined with our hand-picked robotics engineers, position us as an emerging leader in the robotics and autonomy sector.

Imagine drones delivering life-saving medicine to an en-route ambulance, inspecting offshore wind turbines from thousands of miles away, or even saving lives in natural disasters. These are just some of the examples of what Tular can enable with drones on the move.

Invest in Target Arm and help us write the next chapter in the robotics and autonomy industries.

ABOUT

HEADQUARTERS
12 FISHER LN
RIDGEFIELD, CT 06877

WEBSITE
View Site

Target Arm, an autonomous robotics company introducing their first product to market with $5M+ in funding, specializes in hardware & software products for drone launch & recovery on the move.

TEAM



Jeffrey "Cheese" A. McChesney
Chairman | CEO & Founder

Jeff McChesney, CEO of Target Arm, pioneers Tular, launching and recovering drones autonomously from any moving vehicle, already at over 65mph. A USAF Academy, Columbia and Harvard alumnus, TopGun grad, & Harvard National Security Fellow, Jeff is a seasoned entrepreneur, combat pilot, and expert in finance and cybersecurity. With a track record of success, he inspires excellence and integrity, holding multiple pilot licenses.



Ryan "Dory" Bigham
SVP | Lead Engineer & Co-Founder

Ryan Bigham, SVP & Lead Engineer at Target Arm, is an accomplished mechanical engineer who has excelled in team management in the aerospace and medical sectors. He has a proven track record of building successful teams capable of turning ideas into tangible products. Ryan's engineering background from Rensselaer Polytechnic University, coupled with his passion for engineering design, allows him to effectively guide projects from conception to completion.



James "JLo" Dalo
VP Business Development

Jimmy, pivotal in Target Arm's leadership, boasts a 20-year naval career, including Squadron Commanding Officer. A graduate of the U.S. Naval Academy and Johns Hopkins University with an M.S. in Systems Engineering, his expertise spans across roles in Flight Test, Fleet Support, Special Operations, and more. With global insight, he guides our business development efforts, crucial for national and international success.



Diana "Zone" Fiumara
Executive Assistant & Sales

Diana brings unique experience with administrative and sales expertise from previous experience working with multiple startups. With an AA from Valencia College and pursuing a BA in Psychology at Rollins College, she adds depth and a keen eye toward organizing to the Target Arm Team.



Gabriel "Lag" Bitencourt
Computer Science & EE Engineer

Gabe started his Target Arm career as intern working on the manufacturing/production of Tular v3.0 in 2020. The following year he was brought on to the computer science and electronics side, learning and growing his skill set. He graduated from Sacred Heart University with a BS in Computer Engineering. While in his undergraduate time, he helped establish the Sacred Heart University Makerspace where he gained knowledge in digital fabrication and manufacturing techniques. Gabe has a passion for working with embedded systems and autonomous vehicles making him a perfect fit for Target Arm.



Yash "Latch" P. Shah
Robotics & Software Engineer

Yash, with a Master's in Robotics Engineering from WPI, thrives on solving complex problems in Autonomous Systems research and innovation. With experience in UAV projects, he excels in Computer Vision, Machine Learning, Autonomous Navigation, Sensor Fusion and Perception. Connecticut Governor's Innovation Fellow.



Sarah "Fuse" DeMaio
Mechanical Engineer

Sarah, originally from Maryland, holds both Bachelor's and Master's degrees in Mechanical Engineering from Worcester Polytechnic Institute with interest in mechanical design and manufacturing. Sarah designs and builds all Tular versions. Connecticut Governor's Innovation Fellow.



Ankit "Droop" Kumar
Robotics Engineer

Ankit, a Robotics Engineer, holds a Master's degree from Columbia University and a Bachelor's from Guru Gobind Singh Indraprastha University in Delhi, India. Passionate about innovation, he enjoys applying and acquiring new skills while bringing new Tular product designs to life. Connecticut Governor's Innovation Fellow.



Purna "Dora" R. Patel
Robotics Engineer

Purna joined Target Arm as an intern in May 2022, strengthening his skill set in drone localization and controls. After completing his Master's in Robotics Engineering at Worcester Polytechnic Institute in May 2023, he became a full-time Robotics Engineer for Target Arm. His expertise spans drone autonomy, Deep Learning, and path planning. Passionate and driven, he's an invaluable addition to the team. Connecticut Governor's Innovation Fellow.



Prasham "Princess" S. Patel
Robotics Engineer

Prasham is a Robotics Engineer focused on Quadcopter's state estimation and control systems. He started as an intern while pursuing his Master's in Robotics Engineering at Worcester Polytechnic Institute. With a Bachelor's degree in mechanical engineering from Nirma University, he excelled in wheeled, legged, and aerial robotics and published 2 papers and represented India in the 2018 International RoboCon Championship. Connecticut Governor's Innovation Fellow.



Robert "Sticks" N. McChesney
Business Development

Bob, a 20-year Naval Aviation veteran with command experience, brings proven success to Target Arm. With a background in defense and entrepreneurship, he founded his own UAS company. A FAA-rated Private Pilot and UAS Pilot, he serves various civilian and defense markets. A UMASS-Amherst graduate with advanced degrees from Naval War College and Salve Regina University, Bob excels in leadership and business strategy.



J.O. McFalls
Government Relations

J.O. heads McFalls Associates, LLC, specializing in national cybersecurity policy and business strategy. With a decade of experience serving key U.S. agencies, he's adept in team-building and has extensive experience in Federal Government relations, including Air Force operations, Intelligence Community inter-operability, and more. As a retired Brigadier General, J.O. was the Commander of the Air Force's first combat ready F-15E Strike Eagle unit.



Prarthana Sigedar
Robotics Intern

Prarthana is currently responsible for 3D localization and computer vision systems design for Tular. She recently graduated with a Master's in Mechatronix, Robotics and Automation Engineering from WPI, and possesses a Bachelor's in the same disciplines from Manipal Academy. Connecticut Governor's Innovation Fellow.



Eric Achtmann
Outside Investor

Eric Achtmann, founder of Global Capital X, is a seasoned leader, innovator, and investor. He has extensive experience in aerospace, defense, and automotive sectors. Notable achievements include pioneering product development at McKinsey and co-founding V-Nova. Eric holds an MBA in Finance from the MIT Sloan School of Management and further degrees from MIT, Von Karman Institute, TU Munich, and University of New Hampshire.



Doug Neugold
Outside Director

Douglas Neugold served as Chairman/CEO/President of ATMI, Inc. from 2011 to 2014 when it was acquired by Entegris for $1.15B. Prior, he held various leadership roles at ATMI since joining in 1998, including President of the company in 2000. With a Bachelor's degree from Clarkson University, he boasts 30+ years of experience in the electronics industry, driving growth and innovation.



Warren Katz
Advisor

Warren is currently Chairman Of The Board at The Alliance for Commercial Technology in Government. Previously, Warren was the Managing Director for Techstars' Air Force Accelerator, where he assisted emerging companies, including Target Arm in 2020. He is an angel investor and mentor to over 30 companies and was formerly the CEO of MAK Technologies, which he sold to VT Systems in 2006. With Bachelor's in Mechanical and Electrical Engineering from MIT, Warren possesses deep technical and business acumen across a wide breadth of business solutions.



MG (Ret.) Steve Sargeant "Burner"
Advisor

General Sargeant is currently the CEO of Marvin Test Solutions, and was formerly the Commander of the Air Force Operational Test and Evaluation Command, the Commander of the 56th Fighter Wing, the Commander of the 8th Fighter Wing and Commandant of the USAF Weapons School. With extensive commercial and national security experience, Steve has dual Masters' (MBA and MS) from Embry Riddle University, a Bachelor's from the USAF Academy and is a graduate of the Air Force Fighter Weapons School.



Zoe
Intern: Door Greeter

Zoe is Target Arm's most enthusiastic team member. She has always had a passion for aerospace as she started watching planes fly overhead at a young age. Her favorite pastimes include playing fetch, swimming and visiting friends at the dog park. Zoe always comes to work excited and ready for pets from her other coworkers.



George
Intern

George is responsible for company morale. He loves people and will play outside all day long if allowed to. Hasn't shown much interest in drones, but loves a good ball tossed across the lawn. He is an alumnus of the Petco initial dog training, but wasn't a very attentive student. With his playful and genuine happy demeanor, George hopes to join HR and help Target Arm employees every day.

TERMS

Target Arm

Overview

PRICE PER SHARE
$40.10

VALUATION
$59.99M

DEADLINE ⓘ
Feb. 27, 2024 at 9:44 PM UTC

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$481.20

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,919.60

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
374

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
30,796

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Perks*

Time-Based Perks

Early Bronze — Invest $1,000+ within the first week and receive 10% bonus shares

Early Silver — Invest $2,500+ within the first week and receive 15% bonus shares

Early Gold — Invest $5,000+ within the first week and receive 20% bonus shares

Early Platinum — Invest $10,000+ within the first week and receive 25% bonus shares

Early Diamond — Invest $25,000+ within the first week and receive 50% bonus shares

Flash 1 — Invest $1,000+ Days 45-52 and receive 10% bonus shares

Flash 2 — Invest $2,500+ Days 45-52 and receive 15% bonus shares

Flash 3 — Invest $5,000+ Days 45-52 and receive 20% bonus shares

Flash 4 — Invest $10,000+ Days 45-52 and receive 25% bonus shares

Flash 5 — Invest $25,000+ Days 45-52 and receive 50% bonus shares

Volume-Based Perks**

Hope: $1,000+ - Commemorate your investment by having your name included on an "Investor Thank You" Page on our Website

Dream: $5,000+ - Receive 5% Bonus Shares + a 1-hour group Ask Me Anything (AMA) teleconference with our Executive Leadership Team + include your name on our website

Impact: $10,000+ Receive 7% Bonus Shares + a Personal 30-minute Zoom Meeting with our Executive Leadership Team + include your name on our website

<u>Empower</u>: $25,000+ Receive 10% Bonus Shares + 1-hour group video demonstration of Tular with First Person POV View + a Personal 30-minute Zoom Meeting with our Executive Leadership Team + include your name on our website

<u>Inspire:</u> $50,000+ Receive 15% Bonus Shares + Ride Along In-Person or Remotely Control the Tular Drone + Personal Hour long Zoom Meeting with Executive Leadership + include your name on our website

<u>Innovate:</u> $100,000+ Receive 25% Bonus Shares + Have your name engraved on the Tular Drone + Ride along In-Person or Remotely Control the Tular Drone + Personal Hour long Zoom Meeting with Executive Leadership + include your name on our website

<u>Loyalty Perk</u>

As you are a previous investor or an employee of the company or a friend or family in Target Arm Inc., you are eligible for additional bonus shares.

<u>Reservations Perk</u>

As a reservations holder you are eligible for 5% bonus shares

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

*** **Non-Share Benefits:*** Please note the following regarding the non-share perks offered:

- *Travel and Related Expenses:* All travel and related expenses are the responsibility of the participant and must be completed within 90 days following the conclusion of the offering.

- *Website Acknowledgment (Investor Thank You Page):* With your consent, your acknowledgment on the company's Thank You page will adhere to the site's content policy and may be adjusted or timed according to the company's discretion to ensure consistency with website updates or redesigns.

- *Video Teleconferences:* Your participation in video teleconferences with our executives and engineering team will be organized based on their availability and may be subject to rescheduling. We are committed to making reasonable efforts to accommodate your schedule, however, we cannot promise specific dates or times in advance.

- *Private Demos and Flight Testing:* Opportunities for private demonstrations and ride-along flight tests will be coordinated with the company's operational schedule. Participants will need to adhere to specific safety guidelines. Please be aware that these location-specific experiences do not cover travel or lodging expenses, which participants must arrange and finance independently.

<u>The 10% StartEngine Owners' Bonus</u>

Target Arm Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $40.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $4,010. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, Loyalty Perk, and Reservations Perk in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

PRESS

AUVSI

Target Arm Announces Next Generation Tular V3.5 – Autonomous Drone Operations On-The-Move

View Article

PRLog

Target Arm Demonstrates Tular Proof-of-Concept (POC) to Hyundai Motor Group

View Article

PRLog

Target Arm Awarded Air Force C-17 Arsenal Aircraft Contract

View Article

Naval & Maritime Consortium

About Target Arm

View Article

Innovate Energy

Target Arm Achieves Top 5 Finalist for Startup of the Year 2022

View Article

Show More Press

ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Target Arm.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Jeffrey: Self-driving cars, artificial intelligence, drone delivery. All of this was hard for us to imagine until it happened. What's next?

Wherever you are, wherever you're going, you will be connected to your deliveries; giving everyone the freedom to live their most fluid and connected lives on their terms, even without the need for a physical address.

I'm Jeff McChesney, CEO & Founder of Target Arm. We believe we have the technology that will propel humanity into a new realm of possibilities.

Now I first got a sense of this in 2014, when I saw a request from the Department of Defense, looking for a way to do something the world has likely never seen before: launch and recover a drone from any moving vehicle.

I immediately understood both the lifesaving implications for the military and the huge commercial opportunity within the over $500 billion package delivery industry and beyond.

Imagine, a lifesaving blood donation could be quickly sent to a speeding ambulance. A replacement phone could be delivered to a moving train before someone arrives at their destination. Even a critical prescription drug could be delivered during a commute. And essential parts and supplies could be safely delivered to combat vehicles or naval ships at sea.

So, I invented Tular on-the-spot: a versatile drone launch and recovery system for vehicles – and submitted a patent application the very next day.

Today, our team of robotics engineers, with the help of our expert board of advisors, has made Tular a reality: a tangible and exciting solution for the future of mobility.

With multiple sizes and only one-button autonomous operation, we believe the applications of our multi-patented technology are virtually limitless.

And that's not just my opinion. We've been awarded $3.5m in funding from our active R&D contracts with the Air Force, won countless awards, and are collaborating with a major automotive manufacturer for commercial and defense applications.

As we shift from R&D to sales, our commercial focus is the half trillion dollar package delivery market. Right now, the final mile of a delivery costs an average of $4-5. With our no-stop-needed deliveries, traditional costs like labor and fuel are reduced, which would mean that we could reduce the cost of that last-mile by up to 95%.

That's why, in 2024, we'll be looking to manufacture additional Tulars as we are planning to hit the market for the first time. And of course, we'll continue to develop next-generation solutions.

But the true potential of our invention is not limited to package delivery, the military, or to any industry or sector. What it really represents is a major step forward where all physical goods can be delivered to you while on-the-move, no matter where you are.

Do you want to be a part of history? Then invest today.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G to Form C

Test The Waters Materials

Target Arm is taking reservations for a possible, upcoming round. Join the waitlist today.

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Drones On the Move

Target Arm, an autonomous robotics company introducing their first product to market with $5M+ in funding, specializes in hardware & software products for drone launch & recovery ...
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TARGET
DRONES ON THE MOVE
Autonomous Drone Launc
Recovery From Moving V

$393,080.22 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Tular is a unique device that enables autonomous Launch and Recovery of both rotary and fixed-winged drones from any moving vehicle - focused on the military, commercial use-cases & beyond – NO STOP NEEDED.
- Target Arm is targeting a total Serviceable Addressable Market (SAM) of $30B+, including the Drone Package Delivery Market (expected $5B by 2030) & the Autonomous Last-Mile Delivery Market (expected $25.3B by 2030).*
- Our team is comprised of aeronautical, mechanical, electrical, robotics, mechatronics and computer science engineers. Notable customers include Hyundai, U.S. Air Force, Space Force & the Army.

*Source | Source

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RESERVED $393,080.22 | INVESTORS 39

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS

WEBSITE

Target Arm, an autonomous robotics company introducing their first product to market with $5M+ in funding, specializes in hardware & software products for drone launch & recovery on the move.

TEAM

Jeffrey "Cheese" A. McChesney
Chairman | CEO & Founder

Jeff McChesney, CEO of Target Arm, pioneers Tular, launching and recovering drones autonomously from any moving vehicle, already at over 65mph. A USAF Academy, Columbia and Harvard alumnus, TopGun grad, & Harvard National Security Fellow, Jeff is a seasoned entrepreneur, combat pilot, and expert in finance and cybersecurity. With a track record of success, he inspires excellence and integrity, holding multiple pilot licenses.

Ryan "Dory" Bigham
SVP | Lead Engineer & Co-Founder

Ryan Bigham, SVP & Lead Engineer at Target Arm, is an accomplished mechanical engineer who has excelled in team management in the aerospace and medical sectors. He has a proven track record of building successful teams capable of turning ideas into tangible products. Ryan's engineering background from Rensselaer Polytechnic University, coupled with his passion for engineering design, allows him to effectively guide projects from conception to completion.



James "JLo" Dalo



Diana "Zone" Fiumara



Gabriel "Laz" Bitencourt

VP Business Development

Jimmy, pivotal in Target Arm's leadership, boasts a 20-year naval career, including Squadron Commanding Officer. A graduate of the U.S. Naval Academy and Johns Hopkins University with an M.S. in Systems Engineering, his expertise spans across roles in Flight Test, Fleet Support, Special Operations, and more. With global insight, he guides our business development efforts, crucial for national and international success.

Executive Assistant & Sales

Diana brings unique experience with administrative and sales expertise from previous experience working with multiple startups. With an AA from Valencia College and pursuing a BA in Psychology at Rollins College, she adds depth and a keen eye toward organizing to the Target Arm Team.

Computer Science & EE Engineer

Gabe started his Target Arm career as intern working on the manufacturing/production of Tular v3.0 in 2020. The following year he was brought on to the computer science and electronics side, learning and growing his skill set. He graduated from Sacred Heart University with a BS in Computer Engineering. While in his undergraduate time, he helped establish the Sacred Heart University Makerspace where he gained knowledge in digital fabrication and manufacturing techniques. Gabe has a passion for working with embedded systems and autonomous vehicles making him a perfect fit for Target Arm.



Yash "Latch" P. Shah
Robotics & Software Engineer

Yash, with a Master's in Robotics Engineering from WPI, thrives on solving complex problems in Autonomous Systems research and innovation. With experience in UAV projects, he excels in Computer Vision, Machine Learning, Autonomous Navigation, Sensor Fusion and Perception. Connecticut Governor's Innovation Fellow.



Sarah "Fuse" DeMaio
Mechanical Engineer

Sarah, originally from Maryland, holds both Bachelor's and Master's degrees in Mechanical Engineering from Worcester Polytechnic Institute with interest in mechanical design and manufacturing. Sarah designs and builds all Tular versions. Connecticut Governor's Innovation Fellow.



Ankit "Droop" Kumar
Robotics Engineer

Ankit, a Robotics Engineer, holds a Master's degree from Columbia University and a Bachelor's from Guru Gobind Singh Indraprastha University in Delhi, India. Passionate about innovation, he enjoys applying and acquiring new skills while bringing new Tular product designs to life. Connecticut Governor's Innovation Fellow.



Purna "Dora" R. Patel
Robotics Engineer

Purna joined Target Arm as an intern in May 2022, strengthening his skill set in drone localization and controls. After completing his Master's in Robotics Engineering at Worcester Polytechnic Institute in May 2023, he became a full-time Robotics Engineer for Target Arm. His expertise spans drone autonomy, Deep Learning, and path planning. Passionate and driven, he's an invaluable addition to the team. Connecticut Governor's Innovation Fellow.



Prasham "Princess" S. Patel
Robotics Engineer

Prasham is a Robotics Engineer focused on Quadcopter's state estimation and control systems. He started as an intern while pursuing his Master's in Robotics Engineering at Worcester Polytechnic Institute. With a Bachelor's degree in mechanical engineering from Nirma University, he excelled in wheeled, legged, and aerial robotics and published 2 papers and represented India in the 2018 International RoboCon Championship. Connecticut Governor's Innovation Fellow.



Robert "Sticks" N. McChesney
Business Development

Bob, a 20-year Naval Aviation veteran with command experience, brings proven success to Target Arm. With a background in defense and entrepreneurship, he founded his own UAS company. A FAA-rated Private Pilot and UAS Pilot, he serves various civilian and defense markets. A UMASS-Amherst graduate with advanced degrees from Naval War College and Salve Regina University, Bob excels in leadership and business strategy.



J.O. McFalls
Government Relations

J.O. heads McFalls Associates, LLC, specializing in national cybersecurity policy and business strategy. With a decade of experience serving key U.S. agencies, he's adept in team-building and has extensive experience in Federal Government relations, including Air Force operations, Intelligence Community inter-operability, and more. As a retired Brigadier General, J.O. was the Commander of the Air Force's first combat ready F-15E Strike Eagle unit.



Prarthana Sigedar
Robotics Intern

Prarthana is currently responsible for 3D localization and computer vision systems design for Tular. She recently graduated with a Master's in Mechatronix, Robotics and Automation Engineering from WPI, and possesses a Bachelor's in the same disciplines from Manipal Academy. Connecticut Governor's Innovation Fellow.



Eric Achtmann
Outside Investor

Eric Achtmann, founder of Global Capital X, is a seasoned leader, innovator, and investor. He has extensive experience in aerospace, defense, and automotive sectors. Notable achievements include pioneering product development at McKinsey and co-founding V-Nova. Eric holds an MBA in Finance from the MIT Sloan School of Management and further degrees from MIT, Von Karman Institute, TU Munich, and University of New Hampshire.



Doug Neugold
Outside Director

Douglas Neugold served as Chairman/CEO/President of ATMI, Inc. from 2011 to 2014



Warren Katz
Advisor

Warren is currently Chairman Of The Board at The Alliance for Commercial Technology in



MG (Ret.) Steve Sargeant "Burner"
Advisor

General Sargeant is currently the CEO of Marvin Test

when it was acquired by Entegris for $1.15B. Prior, he held various leadership roles at ATMI since joining in 1998, including President of the company in 2000. With a Bachelor's degree from Clarkson University, he boasts 30+ years of experience in the electronics industry, driving growth and innovation.

government. Previously, Warren was the Managing Director for Techstars' Air Force Accelerator, where he assisted emerging companies, including Target Arm in 2020. He is an angel investor and mentor to over 30 companies and was formerly the CEO of MAK Technologies, which he sold to VT Systems in 2006. With Bachelor's in Mechanical and Electrical Engineering from MIT, Warren possesses deep technical and business acumen across a wide breadth of business solutions.

Solutions, and was formerly the Commander of the Air Force Operational Test and Evaluation Command, the Commander of the 56th Fighter Wing, the Commander of the 8th Fighter Wing and Commandant of the USAF Weapons School. With extensive commercial and national security experience, Steve has dual Masters' (MBA and MS) from Embry Riddle University, a Bachelor's from the USAF Academy and is a graduate of the Air Force Fighter Weapons School.



Zoe
Intern: Door Greeter

Zoe is Target Arm's most enthusiastic team member. She has always had a passion for aerospace as she started watching planes fly overhead at a young age. Her favorite pastimes include playing fetch, swimming and visiting friends at the dog park. Zoe always comes to work excited and ready for pets from her other coworkers.



George
Intern

George is responsible for company morale. He loves people and will play outside all day long if allowed to. Hasn't shown much interest in drones, but loves a good ball tossed across the lawn. He is an alumnus of the Petco initial dog training, but wasn't a very attentive student. With his playful and genuine happy demeanor, George hopes to join HR and help Target Arm employees every day.

PRESS

AUVSI
Target Arm Announces Next Generation Tular V3.5 – Autonomous Drone Operations On-The-Move

View Article

PRLog
Target Arm Demonstrates Tular Proof-of-Concept (POC) to Hyundai Motor Group

View Article

PRLog
Target Arm Awarded Air Force C-17 Arsenal Aircraft Contract

View Article

Naval & Maritime Consortium
About Target Arm

View Article

Innovate Energy
Target Arm Achieves Top 5 Finalist for Startup of the Year 2022

View Article

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Subject: Target Arm Early Reservation Bonus!
Date: Friday, February 9, 2024 at 4:14:24 PM Eastern Standard Time
From: Jeffrey McChesney - Target Arm <jmcchesney@targetarm.com>
To: Diana Fiumara <dfiumara@targetarm.com>

External Sender

View this email in your browser

TARGETARM®

Did You Know You Can Get Bonus Shares in Target Arm by Reserving Your Spot Now?

Want to Invest in Target Arm?
Starting today, Target Arm is launching an early bird special where you can reserve your spot in line and receive exclusive bonus shares when our upcoming raise goes live. All you need to do is pre-register on StartEngine now!


Drone Launch & Recovery
On The Move

Step 1: Go to the StartEngine's website.
Step 2: Register. If you Reserve Now and make an investment when the offering goes live, you'll receive a bonus.

Reserve Now!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Jeffrey McChesney • 1st
CEO & Founder @ Target Arm Inc. | Techstars Portfolio Company
3m • Edited •

Just a quick update. This is one of the ads we'll be using for crowdfunding when we go live on Startengine soon. In the meantime, our Reserve Now bonus is still available! https://lnkd.in/eJ55ASh2

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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1h • Edited •

Just a quick update. This is one of the ads we'll be using for crowdfunding when we go live on Startengine soon. In the meantime, our Reserve Now bonus is still available! https://lnkd.in/eJ55ASh2

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#startengine #packagedelivery #drone #robotics #autonomy #UrgentOpportunity #Crowdfunding #TestingTheWaters #Innovation #TargetArm #AutonomousDrones #RoboticsRevolution #VC #venturecapital #angelinvestor #investor #PE #privateequity #defenseinnovation #BVLOS #AI #ML #artificalintelligence #seedfunding #earlystage #aerospace #space #launchandrecovery #packagedelivery #invest #nostopneeded #dronedelivery #launchandrecoveryonthemove #onthemove #techstars #endlessfrontierlabs #massrobotics #newlab #valqari #Tular #lastmiledelivery #LMD #logistics


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I am very excited to tell you about our Exclusive Early Investor Bonus Shares offer, powered by StartEngine. Starting today, Target Arm is announcing a pre-launch bonus where you can reserve your spot in line and receive extra shares when our upcoming raise goes live.

Check it out now! (https://lnkd.in/e8T8pmzD)

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#startengine #packagedelivery #drone #robotics #autonomy #UrgentOpportunity #Crowdfunding #TestingTheWaters #Innovation #TargetArm #AutonomousDrones #RoboticsRevolution #VC #venturecapital #angelinvestor #investor #PE #privateequity #defenseinnovation #BVLOS #AI #ML #artificalintelligence #seedfunding #earlystage #aerospace #space #launchandrecovery #packagedelivery #invest #nostopneeded #dronedelivery #launchandrecoveryonthemove #onthemove #techstars #endlessfrontierlabs #massrobotics #newlab #valqari #Tular #lastmiledelivery #LMD #logistics


NEXT GENERATION AUTONOMY

New Target Arm Video! Early Reservation Bonus!



Jeffrey McChesney - Target Arm <jmcchesney@targetarm.com>
To: Diana Fiumara

Yesterday at 5:59 PM

External Sender

View this email in your browser

TARGETARM

Did You Know You Can Get Bonus Shares in Target Arm by Reserving Your Spot Now?

Want to Invest in Target Arm?

In case you missed it, Target Arm launched an early bird special where you can reserve your spot in line and receive exclusive bonus shares when our upcoming raise goes live. All you need to do is pre-register on StartEngine now!



Not much time left to get an Early Reservation Bonus! - Inbox - Dfiumara@targetarm.com

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Not much time left to get an Early Reservation Bonus!



Jeffrey McChesney - Target Arm <jmcchesney@targetarm.com>
To: Diana Fiumara

Today at 5:59 PM

External Sender

View this email in your browser

TARGETARM

Did You Know You Can Get Bonus Shares in Target Arm by Reserving Your Spot Now?

Want to Invest in Target Arm?

Not much time remaining. Target Arm has an early bird special where you can reserve your spot in line and receive exclusive bonus shares when our upcoming raise goes live.

All you need to do is pre-register on StartEngine now!

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Add to Watchlist Log In

Last Chance for Target Arm Early Reservation Bonus!



Jeffrey McChesney - Target Arm <jmcchesney@tar... Today at 12:00 PM

To: Diana Fiumara

Did You Know You Can Get Bonus Shares in Target Arm by Reserving Your Spot Now?

Want to Invest in Target Arm?

Last Chance. Target Arm has an early bird special where you can reserve your spot in line and receive exclusive bonus shares when our upcoming raise goes live. Act Now! All you need to do is pre-register on StartEngine now!


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Target Arm, an autonomous robotics company introducing their first product to market with $5M+ in funding, specializes in hardware & software products for drone launch & recovery ...
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DRONES ON THE MOVE